FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of February
HSBC Holdings plc
42nd Floor, 8 Canada Square, London E14 5HQ, England
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).
Form 20-F X Form 40-F ......
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).
Yes....... No X
(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ...............).

HSBC HOLDINGS PLC
NEW DIRECTORSHIP HELD BY A DIRECTOR
IN ANY OTHER PUBLICLY QUOTED COMPANY

Pursuant to Listing Rule 9.6.14 (2), this is to notify that Sam Laidlaw, an independent non-executive Director of HSBC Holdings plc, has today been appointed as a non-executive director of Rio Tinto plc, which is listed on the London Stock Exchange, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Ben J S Mathews
Group Company Secretary
HSBC Holdings plc

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 4,400 offices in 71 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,557bn at 30 September 2016, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 10 February 2017